Exhibit 99.1
June 5, 2008
Board of Directors
Cambridge Heart, Inc.
100 Ames Pond Road
Tewksbury, Massachusetts 01876
Members of the Board:
This letter shall serve as submission of my resignation from the Board of Directors of Cambridge Heart, Inc. effective immediately. While my tenure has been short, my few meetings with the Board have provided me with substantial insight into the Board’s strategic objectives and contemplated direction for Cambridge Heart as to which I do not agree and, as such, I do not wish to remain a member of the Board of Directors going forward.
Very truly yours,
/s/ Louis Blumberg
Louis Blumberg